UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-10882

Aegon Ltd.

Aegon Limited	Statutory seat	Principle place of business	Bermuda Registrar of Companies number: 202302830
An exempted company with liability	Canon’s Court	World Trade Center Schiphol	(September 30, 2023)
limited by shares	22 Victoria Street	Schiphol Boulevard 223	Dutch Chamber of Commerce number: 27076669
	Hamilton HM 12	1118 BH Schiphol	Aegon Limited is a non-resident company under the Dutch
www.aegon.com	Bermuda	The Netherlands	Act Non Residential Companies

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd
(Registrant)

Date September 2, 2025	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

September 2, 2025 Press release

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, SOUTH AFRICA, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW.

This press release is for information purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities and the offer of a.s.r. shares does not constitute a public offering other than to qualified investors in any jurisdiction.

Aegon to sell approximately 12.5 million shares in a.s.r. via an accelerated placing

Aegon Ltd. (“Aegon”) today announces its intention to sell approximately 12.5 million ordinary shares (the “Shares”) in ASR Nederland N.V. (“a.s.r.”). The Shares, representing approximately 6% of a.s.r.’s ordinary share capital, will be sold by way of an accelerated bookbuild offering to qualified institutional investors (the “Offering”). a.s.r. has committed to repurchase 15% of the total Offering size up to EUR 150 million worth of Shares from Aegon at the offer price, for which Aegon has agreed to fully allocate. a.s.r. has informed Aegon it intends to cancel these Shares in due course.

Following the completion of the Offering, Aegon’s shareholding in a.s.r. is expected to decrease from currently 29.96% to approximately 24% of a.s.r.’s share capital. Aegon remains fully committed to supporting a.s.r.’s strategy as its largest shareholder. The existing governance rights of Aegon under the Relationship Agreement with a.s.r. will not change as a result of the completion of the Offering.

Aegon has agreed to a lock-up in respect of its remaining stake in a.s.r. of 180 calendar days following the settlement date, subject to customary carve-outs.

The use of proceeds will be subject to Aegon’s capital management framework. Aegon remains committed to reducing its Cash Capital at Holding to around EUR 1.0 billion by the end of 2026.

The offer price and final number of shares sold will be determined by Aegon at the conclusion of the bookbuilding process and will be announced in a separate press release. The book is open with immediate effect and might close at any time on short notice: the pricing is expected to occur tomorrow 3 September 2025. The transaction is expected to settle on 5 September 2025.

J.P. Morgan, Barclays and Goldman Sachs are acting as Joint Global Coordinators for the Offering.

a.s.r. will not receive any proceeds from the Offering.

September 2, 2025 Press release

Further details of the sale

Any offer or sale of existing shares in a.s.r. in the Offering will be made (A) (i) outside the United States in offshore transactions in reliance on Rule 903 of Regulation S under the U.S. Securities Act or (ii) within the United States to qualified institutional buyers (as defined in Rule 144A under the U.S. Securities Act) pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act, and (B) with respect to sales in the EEA or the UK, to qualified investors as defined in the Prospectus Regulation (as defined below).

Important notices

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014).

This press release is for information purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities and the offer of the Shares by Aegon does not constitute an offer of, or the solicitation of an offer to buy, securities to any person in the United States, Australia, Canada, South Africa, Japan or in any jurisdiction to whom or in which such offer or solicitation is unlawful.

Aegon has not authorized any offer of securities to the public in any Member State of the European Economic Area (“EEA”). With respect to any Member State of the EEA (each a “Relevant Member State”), no action has been undertaken or will be undertaken to make an offer to the public of Shares requiring publication of a prospectus in any Relevant Member State. As a result, the Shares may only be offered in Relevant Member States: (i) to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation; or (ii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of Shares shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Regulation and each person who initially acquires Shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the Company that it is a “qualified investor” within the meaning of the Prospectus Regulation. For the purpose of this paragraph, the expression “offer of securities to the public” means the communication in any form and by any means of sufficient information on the terms of the Shares to be offered so as to enable the investor to decide to purchase or subscribe for the Shares and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 and any amendments thereto, and includes any relevant delegated regulations. Persons who are not qualified investors within the meaning of the Prospectus Regulation should not take any action on the basis of this announcement and should not act or rely on it.

In the United Kingdom, this announcement and any offering of the Shares are only addressed to and directed at persons who are “qualified investors” (as defined under Regulation (EU) 2017/1129 as it forms part of the law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) and who also (i) have professional experience in matters relating to investments falling within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) are high net worth entities falling within Article 49(2)(a) to (d) of the Order; and/or (iii) are other persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities

September 2, 2025 Press release

may otherwise lawfully be communicated (all such persons in items (i) to (iii) above together being referred to as “Relevant Persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with relevant persons. Any person in the United Kingdom who is not a Relevant Person should not take any action on the basis of this announcement and should not act or rely on it.

The Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold, directly or indirectly, within the United States or to, or for the account or benefit of, US persons, absent registration or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There will be no public offer of the Shares in the United States or in any other jurisdiction. The Shares are being offered outside the United States in transactions that are not subject to the Securities Act pursuant to Regulation S under the Securities Act (“Regulation S”) to persons other than US persons (within the meaning of Regulation S) and in the United States to “qualified institutional buyers” (“QIBs”) pursuant to an exemption from, or in transactions not subject to, the registration requirements of the Securities Act.

Subject to certain exceptions, the shares referred to herein may not be offered or sold in Australia, Canada, Japan, South Africa or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada, Japan or South Africa. There will be no public offer of the shares referred to herein in Australia, Canada, Japan, South Africa or any other jurisdiction where prohibited by law.

In addition to the foregoing restrictions, the release, publication or distribution of this press release generally may be restricted by law in certain jurisdictions and persons into whose possession this document or other information referred to herein should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Each of J.P. Morgan plc, Barclays Bank Ireland PLC, Goldman Sachs International, ABN AMRO Bank N.V. (in cooperation with ODDO BHF SCA), BNP PARIBAS, Citigroup, Deutsche Bank Aktiengesellschaft and ING Bank N.V. (together the “Banks”) is acting exclusively for Aegon and no one else in connection with the Offering. The Banks will not regard any other person as their respective clients in relation to the Offering or any other matters referred to in this press release and will not be responsible to anyone other than Aegon for providing the protections afforded to their respective clients or for providing advice to any other person in relation to the Offering or any other matters referred to in this press release.

In connection with the Offering, each of the Banks and any of their affiliates, acting as investors for their own account, may take up a portion of the shares in the Offering as a principal position and in that capacity may retain, purchase, sell, offer to sell for their own accounts such shares and other securities of a.s.r. or related investments in connection with the Offering or otherwise. Accordingly, references to Shares being offered, acquired, placed or otherwise dealt in should be read as including any issue or offer to, or acquisition, placing or dealing by, each of the Banks and any of their affiliates

September 2, 2025 Press release

acting in such capacity. In addition, each of the Banks and any of their affiliates may enter into financing arrangements (including swaps, warrants or contracts for differences) with investors in connection with which each of the Banks and any of their respective affiliates may from time to time acquire, hold or dispose of shares. None of the Banks intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.

The information contained in this announcement is for background purposes only and does not purport to be full or complete and no reliance may be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Aegon, the Banks or any of their respective affiliates as to, or in relation to, the accuracy or completeness of this press release or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefor is expressly disclaimed. Any investment decision to buy Shares in the Offering must be made solely on the basis of publicly available information regarding a.s.r. Such information is not the responsibility of Aegon or the Banks.

EACH PROSPECTIVE INVESTOR SHOULD PROCEED ON THE ASSUMPTION THAT IT MUST BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE SHARES. NEITHER AEGON NOR ANY OF THE BANKS MAKES ANY REPRESENTATION AS TO (I) THE SUITABILITY OF THE SHARES FOR ANY PARTICULAR INVESTOR, (II) THE APPROPRIATE ACCOUNTING TREATMENT AND POTENTIAL TAX CONSEQUENCES OF INVESTING IN THE SHARES OR (III) THE FUTURE PERFORMANCE OF THE SHARES EITHER IN ABSOLUTE TERMS OR RELATIVE TO COMPETING INVESTMENTS.

The information contained in this press release is subject to change in its entirety without notice up to the settlement date. Aegon, each of the Banks and their respective affiliates expressly disclaim, to the fullest extent permitted by applicable law, any obligation or undertaking to update, review or revise any statement contained in this press release, whether as a result of new information, future developments or otherwise.

Contacts

Media relations	Investor relations
Richard Mackillican	Yves Cormier
+31(0) 62 741 1546	+44 (0) 782 337 1511
richard.mackillican@aegon.com	yves.cormier@aegon.com

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint-ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

September 2, 2025 Press release

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues. Aegon is headquartered in Schiphol, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

September 2, 2025 Press release

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•

Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the United Kingdom and in relation to Aegon’s shareholding in ASR Nederland N.V. and asset management business, the Netherlands;

•	Civil unrest, (geo-) political tensions, military action or other instability in countries or geographic regions that affect our operations or that affect global markets;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	The impact from volatility in credit, equity, and interest rates;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	The effect of tariffs and potential trade wars on trading markets and on economic growth, globally and in the markets where Aegon operates.

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

•

The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain and our ability to pay dividends;

•	Changes in the European Commissions’ or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda;

•	Changes affecting interest rate levels and low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	The effects of global inflation, or inflation in the markets where Aegon operates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•

Increasing levels of competition, particularly in the United States, the United Kingdom, emerging markets and in relation to Aegon’s shareholding in ASR Nederland N.V. and asset management business, the Netherlands;

•

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products and management of derivatives;

•

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

•	Third-party information used by us may prove to be inaccurate and change over time as methodologies and data availability and quality continue to evolve impacting our results and disclosures;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business, may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Aegon’s failure to swiftly, effectively, and securely adapt and integrate emerging technologies;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results from such transactions, and its ability to separate businesses as part of divestitures. In particular, there is no certainty that Aegon’s review on a potential relocation of the company’s legal domicile and head office to the United States will result in a decision to pursue such a relocation. Furthermore, there is no guarantee, if pursued, what the manner, timing, and potential impacts of a relocation would be and if such relocation can be completed successfully.

•

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•

Consequences of an actual or potential break-up of the European Monetary Union in whole or in part, or further consequences of the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

•

Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, the attractiveness of certain products to its consumers and Aegon’s intellectual property;

September 2, 2025 Press release

•	Regulatory changes relating to the pensions, investment, insurance industries and enforcing adjustments in the jurisdictions in which Aegon operates;

•

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national (such as Bermuda) or US federal or state level financial regulation or the application thereof to Aegon;

•

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

•

The rapidly changing landscape for ESG responsibilities, leading to potential challenges by private parties and governmental authorities, and/or changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management;

•

Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, or other ESG targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, health and safety laws; and

•

Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third-parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon’s discussion of various ESG and other sustainability issues in this document or in other locations, including on our corporate website, may be informed by the interests of various stakeholders, as well as various ESG standards, frameworks, and regulations (including for the measurement and assessment of underlying data). As such, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes, even if we use words such as “material” or “materiality” in relation to those statements. ESG expectations continue to evolve, often quickly, including for matters outside of our control; our disclosures are inherently dependent on the methodology (including any related assumptions or estimates) and data used, and there can be no guarantee that such disclosures will necessarily reflect or be consistent with the preferred practices or interpretations of particular stakeholders, either currently or in future.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2024 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.